EXHIBIT 99.1

Brookfield Renewable Announces Strong Third Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Nov. 04, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and nine months ended September 30, 2022.

"We had another successful quarter, as we delivered excellent financial results and executed on several large-scale transactions from our robust pipeline of renewable and energy transition growth opportunities," said Connor Teskey, CEO of Brookfield Renewable. "We are thrilled to be putting more dollars to work in our U.S. renewables business and one of the world's largest nuclear power generation services businesses. We continue to believe our clean energy platform and access to capital positions us as a key facilitator of the global transition to net zero."

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited	2022	2021	2022	2021
Net loss attributable to Unitholders	$(136)	$(115)	$(213)	$(311)
– per LP unit(1)	(0.25)	(0.21)	(0.44)	(0.58)
Funds From Operations (FFO)(2)	243	210	780	720
– per Unit(2)(3)	0.38	0.33	1.21	1.12

Brookfield Renewable reported FFO of $243 million or $0.38 per Unit for the three months ended September 30, 2022, a 15% increase on a per Unit basis over the same period in the prior year. After deducting non-cash depreciation, our Net loss attributable to Unitholders for the three months ended September 30, 2022 was $136 million.

Highlights

  We closed or secured investments of up to $6 billion ($1.5 billion net to Brookfield Renewable) of capital across various transactions and regions.
  We advanced key commercial priorities, securing contracts to deliver an incremental 2,600-gigawatt hours of clean energy annually including 1,200-gigawatt hours to corporate offtakers.
  We continued to accelerate our development activities, commissioning approximately 2,700 megawatts of new projects. This includes commencing the commissioning of our 1,200-megawatt solar facility in Brazil. We also continue to execute on our 19,000-megawatt under-construction and advanced-stage pipeline. Together these projects are expected to contribute approximately $260 million of FFO annually to Brookfield Renewable
  We have completed or are advancing $1.4 billion ($520 million net to Brookfield Renewable) of asset recycling activities and continue to maintain robust financial capacity with over $3.5 billion of available liquidity, no material near-term maturities, and limited floating rate exposure.

Growth Initiatives

2022 has already been a record year for growth. We have secured opportunities to deploy up to $12 billion ($2.8 billion net to Brookfield Renewable) of capital across a wide range of investments, including utility-scale wind and solar, distributed generation, nuclear, battery storage, and transition investments.

We continue to believe that renewable opportunities represent the largest decarbonization opportunities today and will remain so for the foreseeable future. However, we are increasingly finding attractive opportunities across emerging transition asset classes where our initial investments will position us for future large-scale decarbonization investment. We have already begun investing in these emerging assets classes in a prudent and structured manner.

Importantly, we are well positioned to fund this accelerated pace of growth. Our access to deep and varied sources of capital is increasingly valuable in the current environment. A significant portion of our recent growth is already funded or is structured to have capital deployed over a prolonged period and/or at our option. Further, we intend to more actively take advantage of the strong bids we are seeing for a number of our mature assets where we have successfully executed our business plans. Recycling proceeds from mature assets into new growth opportunities remains one of the most value accretive levers within our business, and we are advancing several attractive opportunities in this regard.

U.S. Renewable Development

We continue to see significant growth in our U.S. business through our existing development pipeline as well as adding complementary renewable platforms that provide enhanced capacity and capabilities to our business. Our development pipeline in the country now stands at over 60,000 megawatts and is well diversified across utility-scale wind and solar, distributed generation, and energy storage. Combined with our existing fleet, we are well positioned for continued growth as owners and operators of one of the largest diversified clean power businesses in the country.

We recently signed an agreement to acquire Scout Clean Energy for $1 billion with the potential to invest an additional $350 million to support the business’ development activities ($270 million in total net to Brookfield Renewable). Scout’s portfolio includes over 800 megawatts of operating wind assets and a pipeline of over 22,000 megawatts of wind, solar and storage projects across 24 states, including almost 2,500 megawatts of under construction and advanced-stage projects. To complement our development capabilities, there is a strong management team in place with 80+ years of cumulative renewable power experience and a strong track record of developing and financing over 20 gigawatts of clean energy assets.

Our distributed generation business continues to be a significant area of growth globally, as the trends of decentralized power generation and direct customer interaction accelerate. In the past twelve months, in the U.S. alone, we have grown our distributed generation business by nearly three times to 9,000 megawatts. Since last quarter, we closed the previously announced Standard Solar for consideration of $540 million with the potential to invest an additional $160 million to support the business’ growth initiatives ($140 million in total net to Brookfield Renewable). Standard Solar is a market-leading owner and operator of commercial and community distributed solar, with end-to-end development capabilities and a strong track record of delivering high-quality assets. The business has approximately 500 megawatts of operating and under construction contracted assets, a robust development pipeline of almost 2,000 megawatts, and a strong team to execute on significant growth opportunities across several high value solar markets in the U.S. that are highly complementary to our existing business.

The timing of these investments has afforded us significant upside potential. We underwrote these investments, as well as Urban Grid—our utility-scale solar development platform that we acquired in the first quarter—to attractive returns prior to the enactment of the Inflation Reduction Act. However, all three platforms will meaningfully benefit from the Inflation Reduction Act, which provides significant upside to our underwriting.

Nuclear is Critical to the Net-Zero Transition and Energy Security

In October, we agreed to form a strategic partnership with Cameco to acquire Westinghouse, one of the world’s largest nuclear services businesses. The partnership brings together Cameco’s expertise as one of the largest global suppliers of uranium fuel for nuclear energy with Brookfield Renewable’s clean energy capabilities to create a powerful platform for strategic growth across the nuclear sector. The total equity invested will be approximately $4.5 billion ($750 million net to Brookfield Renewable), and we, alongside our institutional partners, will own a 51% interest with Cameco owning 49%.

Westinghouse and nuclear power generation benefit from the same industry tailwinds as wind, solar, and hydro—decarbonization, electrification, and energy security. Recent geopolitical uncertainty is accelerating the need for countries to achieve energy independence. Further, any credible net-zero plan must include a meaningful and growing amount of nuclear power. Intermittent renewable technologies must be complemented by dispatchable resources. As the owner of one of the largest hydro businesses globally, we are seeing the increasing value of clean, dispatchable, baseload power generation. Like hydro, nuclear power provides a reliable and economic source of electricity to the grid. Going forward, we believe hydro and nuclear power will be the key technologies facilitating the rapid growth of intermittent solar and wind.

As the leading original equipment manufacturer and scale provider of mission-critical technologies, products, and services to half the global nuclear power generation fleet, Westinghouse is well positioned to capture nuclear industry tailwinds. Further, Westinghouse serves as a critical enabler of the energy transition across the world, providing products and services essential for the continued operation and growth of the global nuclear fleet.

The business operates well in all environments, given it is underpinned by highly durable cash flows, with approximately 85% of revenue coming from long-term, inflation-linked contracted or highly recurring service provision and a nearly 100% customer retention rate. Further, Westinghouse takes no commodity, construction, or significant fixed price contract risk, and it operates in countries where the liability for nuclear accidents lies entirely with the plant operators.

With over 50 gigawatts of plant extensions announced and more than 60 gigawatts of new-build reactors expected between 2020 and 2040 across more than 20 countries globally, Westinghouse is well positioned to benefit. The company has also secured new business servicing dozens of nuclear facilities across Eastern European countries that Russia traditionally served and is supporting the growing pipeline for extending and uprating existing nuclear power plants. And finally, there are multi-decade growth opportunities in the rollout of next-generation advanced nuclear technology, such as Westinghouse’s eVinci micro-reactor technology, which can play a growing role in an increasingly decentralized and decarbonized energy system.

Other Growth Initiatives

We recently agreed to two transition investments, progressing our strategy of prudently entering large and growing investible markets. Each of these opportunities has a small initial investment, is structured with significant downside protection, provides discretion over future investment, and establishes partnerships with experienced leaders in a growing space. This provides us with preferred investor status on significant capital investment opportunities and widens the range of decarbonization solutions we can offer our corporate customers around the world.

We formed a funding partnership with LanzaTech, a U.S. based carbon capture and transformation company. LanzaTech transforms waste carbon into usable net-zero inputs into industrial processes for products such as fuels, fabrics, and packaging. We invested $50 million in the form of a convertible note and secured the preferred right to invest up to $500 million (in aggregate $110 million net to Brookfield Renewable) of equity into carbon capture development projects that employ LanzaTech’s technology and meet pre-agreed risk-adjusted returns.

We also agreed to invest in a U.S.-based pure-play recycling business with total annual recycling capacity of 1.3 million tons and a large pipeline of growth opportunities. We will make an initial investment of $200 million in preferred equity securities and have the preferred right to invest up to an additional $500 million (in aggregate $140 million net to Brookfield Renewable) to support the development of up to 19 new-build recycling facilities that meet pre-agreed risk-adjusted returns. The preferred equity structure is protected by a put right at a pre-determined valuation.

Operating Results

We are a real assets business that performs positively in an inflationary environment. Our cash flows remain stable and growing given they are supported by long-term contracts with creditworthy offtakes that are indexed to inflation. As material and construction costs of new projects go up, these costs can be passed onto customers in the form of higher PPA prices that are still at a significant discount to market energy prices.

Additionally, in the current market, we are able to offer critical electricity to the global economy at the lowest cost. Renewables have zero input cost, meaning that, unlike thermal generation, we do not need to rely on fossil fuel imports and are not subject to short-term price volatility. Further, as noted earlier, our large, scarce, perpetual hydro portfolio has become increasingly valuable in today’s environment as a provider of dispatchable, clean, baseload power. The punchline is simple: in addition to our record levels of growth, our underlying business continues to perform well and is backed by high-quality cash flows.

During the quarter, we generated FFO of $243 million, or $0.38 per unit, reflecting solid performance and an increase of 15% versus the same period last year. Our operations benefited from strong global power prices, and continued growth, both through development and acquisitions.

Our hydroelectric segment delivered FFO of $130 million. Our hydro assets globally continue to exhibit strong cash flow resiliency given our increasingly diversified asset base, inflation-linked power purchase agreements, and ability to capture strong power prices.

Our wind and solar segments generated a combined $147 million of FFO. We continue to benefit from contributions from acquisitions and the diversification of our fleet, which is underpinned by long duration power purchase agreements that provide stable revenues. Our distributed energy and sustainable solutions segment generated $43 million of FFO, benefiting from both acquisitions and organic growth across the portfolio.

We are also expanding and delivering on our 19,000-megawatt construction and advanced-stage pipeline with significant development dollars in the ground. So far this year, we have commissioned approximately 2,700 megawatts of capacity, including nearly completing our 850-megawatt Shepherds Flat wind repowering project, and we are on track to commission an additional 1,400 megawatts of new capacity by the end of the year. Together, these projects are expected to contribute approximately $50 million of incremental run-rate FFO. Furthermore, we have a line of sight to commission approximately 10,000 megawatts through 2024, a significant portion of which we have already funded, that is expected to contribute an additional approximately $130 million of annual FFO.

Balance Sheet and Liquidity

Our balance sheet is in excellent shape, with S&P and Fitch affirming our credit rating at BBB+ with a stable outlook. We remain resilient to the rising interest rates globally, with over 90% of our borrowings being project level non-recourse debt, with an average remaining term of 12 years, no material near-term maturities in the next five years, and only 3% exposure to floating rate debt.

Despite market volatility, our access to diverse pools of capital continues to be differentiated, We have over $3.5 billion of available liquidity, giving us significant financial flexibility during periods of capital scarcity. During the quarter, we secured over $3.7 billion of non-recourse financings across the business that will close this year, resulting in approximately $400 million in upfinancing proceeds to Brookfield Renewable.

We are also accelerating our capital recycling program, which is not only an important part of our funding plan, but also a critical way we create value through a full cycle investment strategy. Continuing our recent trend of consistent monetizations, we have now agreed to close the sale of two solar facilities in Germany and four of five tranches of the sale of our 630-megawatt solar portfolio in Mexico, where we expect to close the final tranche by the end of the year, generating $400 million in the aggregate ($50 million net to Brookfield Renewable).

To date this year, we have initiated capital recycling initiatives that we expect to generate approximately $830 million of proceeds ($430 million net to Brookfield Renewable) when closed. We have also launched sales processes for some of our mature assets in select markets, which are garnering significant interest at attractive valuations providing significant visibility to our capital recycling program for the coming quarters.

Distribution Declaration

The next quarterly distribution in the amount of $0.32 per LP unit, is payable on December 30, 2022 to unitholders of record as at the close of business on November 30, 2022. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.32 per share, also payable on December 30, 2022 to shareholders of record as at the close of business on November 30, 2022. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 24,000 megawatts of installed capacity and an over 100,000-megawatt and 8 million metric tons per annum ("MMTPA") of carbon capture and storage development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $750 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Cara Silverman
Managing Director – Communications	Director – Investor Relations
+44 (0)7398 909 278	(416) 649-8172
simon.maine@brookfield.com	cara.silverman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Third Quarter 2022 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on November 4, 2022 at 8:30 a.m. Eastern Time at https://edge.media-server.com/mmc/p/mxzjpn2f.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	September 30		December 31
	2022		2021
Assets
Cash and cash equivalents		$846		$764
Trade receivables and other financial assets(5)		3,525		2,301
Equity-accounted investments		1,261		1,107
Property, plant and equipment, at fair value		49,079		49,432
Goodwill, deferred income tax and other assets(6)		2,677		2,263
Total Assets		$57,388		$55,867

Liabilities
Corporate borrowings		$2,761		$2,149
Borrowings which have recourse only to assets they finance(7)		22,021		19,380
Accounts payable and other liabilities(8)		4,709		4,127
Deferred income tax liabilities		5,926		6,215

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$11,380		$12,303
General partnership interest in a holding subsidiary held by Brookfield	53		59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,613		2,894
BEPC exchangeable shares	2,314		2,562
Preferred equity	560		613
Perpetual subordinated notes	592		592
Preferred limited partners' equity	760		881
Limited partners' equity	3,699	21,971	4,092	23,996
Total Liabilities and Equity		$57,388		$55,867

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended September 30		For the nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Revenues	$1,105	$966	$3,515	$3,005
Other income	22	42	107	289
Direct operating costs(9)	(344)	(292)	(1,060)	(990)
Management service costs	(58)	(71)	(199)	(224)
Interest expense	(313)	(247)	(873)	(726)
Share of earnings (loss) from equity-accounted investments	12	(4)	60	3
Foreign exchange and financial instrument (loss) gain	(60)	21	(103)	22
Depreciation	(385)	(373)	(1,175)	(1,120)
Other	(64)	(53)	(124)	(230)
Income tax recovery (expense)
Current	(33)	(22)	(106)	(60)
Deferred	41	(121)	36	(68)
Net income (loss)	$(77)	$(154)	$78	$(99)
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(59)	$39	$(291)	$(212)
Net loss attributable to Unitholders	(136)	(115)	(213)	(311)
Basic and diluted loss per LP unit	$(0.25)	$(0.21)	$(0.44)	$(0.58)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
UNAUDITED (MILLIONS)	2022	2021	2022	2021
Operating activities
Net loss	$(77)	$(154)	$78	$(99)
Adjustments for the following non-cash items:
Depreciation	385	373	1,175	1,120
Unrealized foreign exchange and financial instrument loss (gain)	122	(9)	222	22
Share of (earnings) loss from equity-accounted investments	(12)	4	(60)	(3)
Deferred income tax recovery	(41)	121	(36)	68
Other non-cash items	50	10	68	(110)
	427	345	1,447	998
Net change in working capital and other(10)	(33)	(117)	(312)	(526)
	394	228	1,135	472
Financing activities
Corporate credit facilities, net	200	150	200	150
Non-recourse borrowings, commercial paper, and related party borrowings, net	1,108	262	3,463	1,496
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	64	(137)	338	658
Redemption of equity instruments, net and related costs	—	(153)	(137)	187
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(252)	(223)	(1,109)	(645)
To unitholders of Brookfield Renewable or BRELP	(228)	(213)	(686)	(642)
	892	(314)	2,069	1,204
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(602)	—	(1,381)	(1,426)
Investment in property, plant and equipment	(577)	(298)	(1,478)	(831)
Disposal of associates and other securities, net	(43)	435	(102)	833
Restricted cash and other	(11)	(48)	(111)	(126)
	(1,233)	89	(3,072)	(1,550)
Foreign exchange gain (loss) on cash	(30)	(10)	(50)	(16)
Cash and cash equivalents
Decrease (increase)	23	(7)	82	110
Net change in cash classified within assets held for sale	—	14	—	(4)
Balance, beginning of period	823	530	764	431
Balance, end of period	$846	$537	$846	$537

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	2,236	2,333	2,445	2,441	$212	$192	$127	$119	$76	$80
Brazil	849	552	1,035	1,011	49	34	40	48	31	43
Colombia	1,092	1,045	924	858	65	54	45	40	23	28
	4,177	3,930	4,404	4,310	326	280	212	207	130	151
Wind
North America	725	797	908	975	70	70	46	64	28	48
Europe	179	168	190	174	19	18	23	17	20	11
Brazil	197	194	210	208	10	10	9	9	7	7
Asia	148	107	154	121	10	8	9	5	6	3
	1,249	1,266	1,462	1,478	109	106	87	95	61	69
Utility-scale solar	569	556	773	651	104	101	114	91	86	61
Distributed energy & sustainable solutions(11)	445	373	266	258	80	67	52	47	43	39
Corporate	—	—	—	—	—	—	30	6	(77)	(110)
Total	6,440	6,125	6,905	6,697	$619	$554	$495	$446	$243	$210

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	8,858	7,911	9,251	9,254	$745	$614	$472	$405	$325	$286
Brazil	2,868	2,816	3,040	2,997	142	131	127	129	100	113
Colombia	3,189	2,850	2,738	2,551	205	160	143	117	84	88
	14,915	13,577	15,029	14,802	1,092	905	742	651	509	487
Wind
North America	2,927	2,965	3,264	3,856	241	287	160	224	110	164
Europe	633	767	682	826	102	90	102	151	89	134
Brazil	424	461	503	502	23	24	19	19	14	13
Asia	436	348	426	338	29	24	25	17	16	11
	4,420	4,541	4,875	5,522	395	425	306	411	229	322
Utility-scale solar	1,464	1,421	1,859	1,635	297	280	308	231	224	144
Distributed energy & sustainable solutions(12)	1,044	974	708	696	207	188	147	134	118	104
Corporate	—	—	—	—	—	—	38	18	(300)	(337)
Total	21,843	20,513	22,471	22,655	$1,991	$1,798	$1,541	$1,445	$780	$720

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended September 30, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$(20)	$(23)	$25	$25	$(84)	$(77)
Add back or deduct the following:
Depreciation	150	135	69	31	—	385
Deferred income tax expense (recovery)	(29)	9	(2)	2	(21)	(41)
Foreign exchange and financial instrument loss (gain)	115	(39)	(7)	1	(10)	60
Other(13)	3	42	48	10	73	176
Management service costs	—	—	—	—	58	58
Interest expense	152	66	47	20	28	313
Current income tax expense	28	2	2	1	—	33
Amount attributable to equity accounted investments and non-controlling interests(14)	(187)	(105)	(68)	(38)	(14)	(412)
Adjusted EBITDA	$212	$87	$114	$52	$30	$495

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended September 30, 2021:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	District energy & sustainable solutions	Corporate	Total
Net income (loss)	$(60)	$(51)	$32	$16	$(91)	$(154)
Add back or deduct the following:
Depreciation	132	149	66	25	1	373
Deferred income tax expense (recovery)	146	(6)	(4)	(1)	(14)	121
Foreign exchange and financial instrument loss (gain)	3	(8)	(12)	2	(6)	(21)
Other(13)	12	46	23	5	21	107
Management service costs	—	—	—	—	71	71
Interest expense	98	62	47	16	24	247
Current income tax expense	18	2	1	1	—	22
Amount attributable to equity accounted investments and non-controlling interests(14)	(142)	(99)	(62)	(17)	—	(320)
Adjusted EBITDA	$207	$95	$91	$47	$6	$446

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the nine months ended September 30, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$198	$(24)	$34	$87	$(217)	$78
Add back or deduct the following:
Depreciation	461	417	203	92	2	1,175
Deferred income tax expense (recovery)	(14)	41	(9)	2	(56)	(36)
Foreign exchange and financial instrument loss (gain)	200	(63)	10	(8)	(36)	103
Other(13)	8	74	102	17	93	294
Management service costs	—	—	—	—	199	199
Interest expense	420	188	133	55	77	873
Current income tax expense	92	8	5	1	—	106
Amount attributable to equity accounted investments and non-controlling interests(14)	(623)	(335)	(170)	(99)	(24)	(1,251)
Adjusted EBITDA	$742	$306	$308	$147	$38	$1,541

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the nine months ended September 30, 2021:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	District energy & sustainable solutions	Corporate	Total
Net income (loss)	$125	$(31)	$36	$60	$(289)	$(99)
Add back or deduct the following:
Depreciation	407	443	198	71	1	1,120
Deferred income tax expense (recovery)	132	(12)	(10)	(2)	(40)	68
Foreign exchange and financial instrument loss (gain)	29	11	(34)	(1)	(27)	(22)
Other(13)	73	172	53	13	138	449
Management service costs	—	—	—	—	224	224
Interest expense	294	187	135	39	71	726
Current income tax expense	45	10	3	2	—	60
Amount attributable to equity accounted investments and non-controlling interests(14)	(454)	(369)	(150)	(48)	(60)	(1,081)
Adjusted EBITDA	$651	$411	$231	$134	$18	$1,445

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations:

	For the three months ended September 30		For the nine months ended September 30
UNAUDITED (MILLIONS)	2022	2021	2022	2021
Net income	$(77)	$(154)	$78	$(99)
Add back or deduct the following:
Depreciation	385	373	1,175	1,120
Deferred income tax recovery	(41)	121	(36)	68
Foreign exchange and financial instruments gain (loss)	60	(21)	103	(22)
Other(15)	176	107	294	449
Amount attributable to equity accounted investment and non-controlling interest(16)	(260)	(216)	(834)	(796)
Funds From Operations	$243	$210	$780	$720
Normalized long-term average generation adjustment	45	42	103	118
Normalized foreign currency adjustment	4	—	8	—
Normalized Funds From Operations	$292	$252	$891	$838

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) per LP unit is reconciled to Funds From Operations:

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
Net income (loss) per LP unit(1)	$(0.25)	$(0.21)	$(0.44)	$(0.58)
Adjust for the proportionate share of
Depreciation	0.36	0.35	1.10	1.09
Deferred income tax recovery and other	0.13	0.19	0.35	0.51
Foreign exchange and financial instruments loss (gain)	0.14	—	0.20	0.10
Funds From Operations per Unit(3)	$0.38	$0.33	$1.21	$1.12
Normalized long-term average generation adjustment	0.07	0.06	0.16	0.18
Normalized foreign exchange adjustment	—	—	0.01	—
Normalized Funds From Operations per Unit(3)	$0.45	$0.39	$1.38	$1.30

BROOKFIELD RENEWABLE CORPORATION REPORTS
THIRD QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.32 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on December 30, 2022 to shareholders of record as at the close of business on November 30, 2022. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited	2022	2021	2022	2021
Net income attributable to the partnership	$480	$214	$550	$816
Funds From Operations (FFO)(2)	139	152	473	417

BEPC reported FFO of $139 million for the three months ended September 30, 2022 compared to $152 million in the prior year. After deducting non-cash depreciation, remeasurement of the BEPC exchangeable and class B shares, and other non-cash items our Net income attributable to the partnership for the three months ended September 30, 2022 was $480 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	September 30		December 31
	2022		2021
Assets
Cash and cash equivalents		$566		$410
Trade receivables and other financial assets(5)		2,370		1,956
Equity-accounted investments		505		455
Property, plant and equipment, at fair value		36,158		37,915
Goodwill, deferred income tax and other assets(6)		1,206		1,250
Total Assets		$40,805		$41,986

Liabilities
Borrowings which have recourse only to assets they finance(7)		$13,588		$13,512
Accounts payable and other liabilities(8)		3,325		3,066
Deferred income tax liabilities		4,774		5,020

BEPC exchangeable and class B shares		5,390		6,163

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$9,304		$10,297
Participating non-controlling interests – in a holding subsidiary held by the partnership	246		261
The partnership	4,178	13,728	3,667	14,225
Total Liabilities and Equity		$40,805		$41,986

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021

Revenues	$896	$806	$2,822	$2,462
Other income	9	29	79	48
Direct operating costs(9)	(293)	(254)	(880)	(841)
Management service costs	(37)	(45)	(132)	(147)
Interest expense	(264)	(231)	(747)	(671)
Share of (loss) earnings from equity-accounted investments	2	1	1	2
Foreign exchange and financial instrument gain (loss)	(68)	39	(98)	55
Depreciation	(288)	(269)	(870)	(834)
Other	(28)	(44)	(54)	(221)
Remeasurement of BEPC exchangeable and class B shares	603	286	774	1,074
Income tax (expense) recovery
Current	(31)	(20)	(98)	(51)
Deferred	16	(145)	(25)	(126)
Net income	$517	$153	$772	$750
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$35	$(59)	$215	$(69)
Participating non-controlling interests – in a holding subsidiary held by the partnership	2	(2)	7	3
The partnership	480	214	550	816
	$517	$153	$772	$750

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
Operating activities
Net income	$517	$153	$772	$750
Adjustments for the following non-cash items:
Depreciation	288	269	870	834
Unrealized foreign exchange and financial instruments loss (gain)	128	(27)	212	(24)
Share of earnings from equity-accounted investments	(2)	(1)	(1)	(2)
Deferred income tax expense	(16)	145	25	126
Other non-cash items	15	(5)	10	50
Remeasurement of exchangeable and class B shares	(603)	(286)	(774)	(1,074)
Dividends received from equity-accounted investments
	327	248	1,114	660
Net change in working capital and other(10)	(37)	(163)	(249)	(495)
	290	85	865	165
Financing activities
Non-recourse borrowings and related party borrowings, net	201	91	866	815
Capital contributions from participating non-controlling interests	88	4	284	42
Return of capital to participating non-controlling interests	(54)	(181)	(54)	(181)
Distributions paid and return of capital:
To participating non-controlling interests	(251)	(201)	(1,058)	(491)
	(16)	(287)	38	185
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	—	—	(12)
Investment in equity-accounted investments	(48)	—	(48)	—
Investment in property, plant and equipment	(210)	(158)	(624)	(563)
Disposal of subsidiaries, associates and other securities, net	4	376	92	376
Restricted cash and other	(4)	(6)	(129)	(78)
	(258)	212	(709)	(277)
Foreign exchange gain (loss) on cash	(21)	(9)	(38)	(15)
Cash and cash equivalents
Increase (decrease)	(5)	1	156	58
Net change in cash classified within assets held for sale	—	16	—	—
Balance, beginning of period	571	396	410	355
Balance, end of period	566	413	$566	$413

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

	For the three months ended September 30		For the nine months ended September 30
UNAUDITED (MILLIONS)	2022	2021	2022	2021

Net income	$517	$153	$772	$750
Add back or deduct the following:
Depreciation	288	269	870	834
Foreign exchange and financial instruments loss (gain)	68	(39)	98	(55)
Deferred income tax expense (recovery)	(16)	145	25	126
Other(17)	89	330	174	330
Dividends on BEPC exchangeable shares(18)	55	52	165	156
Remeasurement of BEPC exchangeable and BEPC class B shares	(603)	(286)	(774)	(1,074)
Amount attributable to equity accounted investments and non-controlling interests(19)	(259)	(472)	(857)	(650)
Funds From Operations	$139	$152	$473	$417

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to to FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit used by other entities. We believe that FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Three Months Ended September 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q3 2022 interim report. Normalized FFO assumes long-term average generation in all segments and uses 2021 foreign currency rates.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1)	For the three and nine months ended September 30, 2022, average LP units totaled 275.2 million and 275.2 million, respectively (2021: 274.9 million and 274.9 million, respectively).

(2)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)	Average Units outstanding for the three and nine months ended September 30, 2022 were 645.9 million and 645.8 million, respectively (2021: 645.6 million and 645.6 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at September 30, 2022 were 646.0 million (2021: 645.7 million).

(4)	Normalized FFO assumes long-term average generation in all segments and uses 2021 foreign currency rates. For the three and nine months ended September 30, 2022, the change related to long-term average generation totaled $45 million and $103 million, respectively (2021: $42 million and $118 million, respectively ) and the change related to foreign currency totaled $4 million and $8 million.

(5)	Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(6)	Balance includes goodwill, deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(7)	Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(8)	Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(9)	Direct operating costs exclude depreciation expense disclosed below.

(10)	Balance includes dividends received from equity accounted investments and changes due to or from related parties.

(11)	Actual generation includes 198 GWh (2021:157 GWh) from facilities that do not have a corresponding LTA.

(12)	Actual generation includes 401 GWh (2021:352 GWh) from facilities that do not have a corresponding LTA.

(13)	Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(14)	Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(15)	Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(16)	Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(17)	Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(18)	Balance is included within interest expense on the consolidated statements of income (loss).

(19)	Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(20)	Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(21)	Available liquidity of over $3.5 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q3 2022 Interim Report.

(22)	12-15% target returns are calculated as annualized cash return on investment.